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                                                                    EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Contact:

Mike Rockenbach
CFO, Vice President of Finance
(714) 513-8213
mike.rockenbach@emulex.com

                EMULEX ANNOUNCES PROPOSED TWO-FOR-ONE STOCK SPLIT

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         COSTA MESA, Calif., October 6, 2000 - Emulex Corporation (NASDAQ:EMLX),
the world's leading supplier of Fibre Channel host adapters, announced today that its Board of Directors has authorized the Company to amend its Certificate of Incorporation to split its outstanding shares on a two-for-one basis and to make a proportionate increase in the number of authorized shares of its common stock, subject to the approval of the amendment by the holders of a majority of the Company's outstanding shares. Stockholders of record on October 2, 2000, will be entitled to vote on the Amendment of the Certificate of Incorporation at the annual stockholders meeting scheduled to be held on November 16, 2000, at The Sutton Place Hotel in Newport Beach, California.

         The Company expects to mail its Notice of Annual Meeting of Stockholders on or after October 16, 2000. If the proposal is approved by the stockholders, the aggregate number of post-split shares of common stock that will be issued and outstanding will be approximately 73 million and the number of authorized shares of common stock will be increased from 120 million to 240 million. The Company expects to announce the effective date of the stock split as soon as practicable after the approval of the Amendment of the Certificate of Incorporation.

ABOUT EMULEX

         Emulex Corporation is a leading designer, developer and supplier of a broad line of Fibre Channel host adapters, hubs, ASICs and software products that provide connectivity solutions for Fibre Channel SANs, network attached storage (NAS) and RAID. The Company's products are based on internally developed ASIC technology, and are deployable across a variety of SAN configurations and operating systems, enhancing data flow between computers and peripherals. Emulex's products offer customers the unique combination of critical reliability, scalability, and high performance, and can be customized for mission-critical server and storage system applications. Emulex products have been selected by the world's leading server and storage providers, including Compaq, EMC, Fujitsu-Siemens, Groupe Bull, Hewlett-Packard, Hitachi Data Systems, IBM, NEC, and Unisys. In addition, Emulex includes industry leaders Brocade, Intel, McDATA, Microsoft, Legato and VERITAS among its strategic partners. Emulex markets to OEMs and end users through its own worldwide selling organization, as well as two-tier distribution partners. Corporate headquarters are located in Costa Mesa, California. News releases and other information about Emulex Corporation are available via the Internet at http://www.emulex.com.

EMULEX | the Fibre Channel company

This news release refers to various products and companies by their trade names. In most, if not all, cases these designations are claimed as trademarks or registered trademarks by their respective companies.

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